Via Facsimile and U.S. Mail
Mail Stop 6010

October 11, 2006

Timothy C. Tyson
President and Chief Executive Officer
Valeant Pharmaceuticals International
3300 Hyland Avenue
Costa Mesa, CA 92626

Re: **Valeant Pharmaceuticals International**
        Form 10-K for the Fiscal Year Ended December 31, 2005
        Filed March 16, 2006
        File Number: 001-11397

Dear Mr. Tyson:

        We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with additional information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements and Schedule, page 50

Notes to Consolidated Financial Statements, page 57

Note 9. Detail of Certain Accounts, page 73

1.   We have the following comments regarding your intangible assets:

        a. Please provide us, in disclosure-type format, the following information
            about your intangible assets by product or therapeutic area: their cost,
            accumulated amortization, weighted average amortization period, and
            aggregate and estimated amortization expense.

      b. Please provide to us, in disclosure-type format, a policy describing the method you use to amortize your intangible assets and, to the extent that amortization is not being accelerated, please tell us why your method of amortization is appropriate. It would appear to us that the pattern of economic benefits of product rights would be higher in earlier periods. Please refer to paragraph 12 of SFAS 142.

<u>Form 10-Q for the Quarterly Period Ended June 30, 2006</u>

<u>Item 2. Management's Discussion and Analysis of Financial Condition and …, page 25</u>

<u>Results of Operations, page 27</u>

2.   Tell us why you did not discuss the nature of the gain on settlement of litigation as you did in the March 31, 2006 Form 10-Q since it also had a material effect on results of operations for the six months ended June 30, 2006.

* * * *

      Please provide us the additional information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Oscar Young, Senior Accountant, at (202) 551-3622 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant